As filed with the Securities and Exchange Commission on July 23, 2002
File No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
Form S-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

Terremark Worldwide, Inc.

(Exact Name of Registrant as Specified in Its Charter)

Delaware	84-0873124
(State or Other Jurisdiction of Incorporation or Organization)	(I.R.S. Employer Identification Number)

2601 S. Bayshore Drive

Miami, Florida 33133
(305) 856-3200
(Address, Including Zip Code, and Telephone Number,
Including Area Code, of Registrant’s Principal Executive Offices)

José E. González, Esq.

General Counsel
Terremark Worldwide, Inc.
2601 S. Bayshore Drive
Miami, Florida 33133
(305) 856-3200
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent for Service)

Copies of Communications to:

Paul Berkowitz, Esq.

Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, Florida 33131
(305) 579-0500

     Approximate date of commencement of proposed sale to the public: From time to time or at one time after this Registration Statement becomes effective.

     If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box.    ☑
     If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐
     If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

CALCULATION OF REGISTRATION FEE

		Proposed Maximum	Proposed Maximum	Amount of
	Amount to be	Aggregate Price	Aggregate	Registration
Title of Shares to be Registered	Registered	Per Unit	Offering Price	Fee

Common Shares, $0.001 par value	17,648,824	$0.71(1)	$12,530,665.04	$1,152.83

Common Shares, $0.001 par value(2)	3,529,765	$0.57-$0.77	$2,364,942.55	$217.58

(1)	Estimated solely for the purpose of determining the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, as amended, and based on the average of the high and low prices as reported on the American Stock Exchange of the registrant’s common stock on July 18, 2002.
(2)	Issuable upon exercise of Warrants together with such indeterminate number of shares as may be issuable pursuant to anti-dilution provisions contained therein.

     The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
PROSPECTUS SUMMARY
RISK FACTORS
PUT AND WARRANT PURCHASE AGREEMENT
USE OF PROCEEDS
SELLING STOCKHOLDER
PLAN OF DISTRIBUTION
LEGAL MATTERS
EXPERTS
WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION
INCORPORATION BY REFERENCE
Opinion of Greenberg Traurig PA
Put and Warrent Purchase Agreement
Consent of Certified Public Accountants

SUBJECT TO COMPLETION, DATED JULY 23, 2002

PROSPECTUS

Terremark Worldwide, Inc.

21,178,589 Shares of

Common Stock

        The selling stockholder named on page 9 may offer for sale up to 21,178,589 shares of our common stock, 17,648,824 of which are outstanding and 3,529,765 of which may be issued as a result of the exercise of warrants held by the selling stockholder.

      We will not receive any proceeds from the sale of the shares by the selling stockholder.

      The selling stockholder may sell, directly or through one or more underwriters, brokers, dealers or agents in one or more transactions in the market, all or a portion of the securities offered. Any underwriters, brokers, dealers or agents may receive compensation in the form of discounts, concessions or commissions from the selling stockholder or commissions from purchasers of shares for whom they may act as agent. This compensation may be in excess of those customary in the types of transactions involved. See “Plan of Distribution.”

      Our common stock is listed on the American Stock Exchange under the symbol “TWW.” On July 22, 2002, the closing price of the common stock was $0.64 per share.

      These securities involve a high degree of risk. See “Risk Factors” beginning on page 3 of this prospectus.

      This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this Prospectus is                     , 2002.

Cautionary Note Regarding Forward-Looking Statements	i
Prospectus Summary	1
Risk Factors	3
Put and Warrant Purchase Agreement	8
Use of Proceeds	9
Selling Stockholder	9
Plan of Distribution	10
Legal Matters	11
Experts	11
Where You Can Obtain Additional Information	11
Incorporation by Reference	11

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains certain “forward-looking statements” based on our current expectations, assumptions, and estimates about us and our industry. These forward-looking statements involve risks and uncertainties. Words such as “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “will,” “may,” and other similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several factors more fully described in “Risk Factors” and elsewhere in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. We undertake no obligation to update publicly any forward-looking statements for any reason, even if new information becomes available or other events occur in the future.

(i)

PROSPECTUS SUMMARY

The Company

      We are an internationally recognized multinational facilitator of Internet connectivity and provider of Internet infrastructure and managed services. We are the owner and operator of the NAP of the Americas, the fifth Tier-1 Network Access Point in the world. The NAP of the Americas, the first TerreNAP(SM) Data Center, and the only carrier-neutral Tier-1 Network Access Point, or NAP, is located in Miami, Florida and provides peering, colocation and managed services to carriers, Internet service providers, and other Internet companies and enterprises.

      The NAP of the Americas provides a neutral connection point where telecommunications carriers can establish connections between and among their networks to exchange Internet traffic either on a settlement-free basis (a process known as “peering”) or for a fee (known as “transit”), and can purchase capacity from each other. The NAP of the Americas also provides premium-class space where carriers, Internet Service Providers, Application Service Providers, content providers, Internet businesses, telecommunications providers and enterprises house their equipment and their network facilities in order to be close to the traffic exchange connections that take place at the NAP. This is known as colocation. In addition, the NAP of the Americas provides a menu of related managed services, such as a meet-point rooms, power management, and managed router services. We believe that the NAP of the Americas is becoming a primary channel of Internet traffic from Central and South America and the Caribbean to North America and Europe.

      In February 2002, we entered into an agreement with Fundacao de Amparo a Pesquisa do Estado de São Paulo, the research foundation for the State of Sao Paulo, to operate and manage Brazil’s premier NAP created by FAPESP, which we have renamed the NAP do Brasil. Pursuant to the twenty year agreement, FAPESP turned over the exchange point to Terremark, which we will enhance and intend to move to new facilities modeled after the operational design of the NAP of the Americas within the next 12 months. FAPESP will receive 6% of the revenue generated by the enhanced NAP do Brazil for the first five years of operation, 5% during the following five years, and 1% during the last ten years. The term may be extended for an additional ten-year period, during which FAPESP would again receive 1% of revenues.

      In June 2002, we entered into an exclusive agreement with the Comunidad Autonoma de Madrid to develop and operate carrier-neutral network access points in Spain. As part of that agreement the parties formed NAP de las Americas — Madrid S.A. to own and operate carrier-neutral NAPs in Spain, modeled after the NAP of the Americas. The shareholders in this new company are the Instituto Madrileno de Desarrollo — IMADE, the Camara Oficial de Comercio e Industria de Madrid, Red Electrica Telecomunicaciones, S.A., Telvent Desarrollos S.A., a subsidiary of Abengoa S.A., and Centro de Transportes de Coslada, S.A. At the time the NAP de las Americas — Madrid S.A. was formed we owned 1% of its equity, which we subsequently increased to 10%. We also have the option to purchase up to another 30% of the shares owned by the Comunidad and the Camara at cost, plus interest at the London Interbank Offered Rate. We will provide the technical and operational know-how for the development of an interim NAP which should be operational during the summer of 2002. Based on our expertise in designing, engineering, constructing and operating Tier-1 carrier-neutral NAPs, we will work with NAP de Las Americas — Madrid S.A. to select a permanent site, design the Madrid NAP and operate the business going forward.

      We continue to explore other locations and have targeted Mexico as a prospective hub city in Latin America for expansion.

      On July 19, 2002, we exercised our right to require TD Global Finance, an Irish unlimited liability investment company, to purchase 17,648,824 shares of our common shares for $10.2 million. We refer to TD Global Finance as “TD” in this prospectus. We will receive payment when the registration statement of which this prospectus is a part becomes effective. We also issued warrants to purchase 3,529,765 shares of our common stock to TD Global Finance. We will use the payment for the shares and the proceeds from any exercise of the warrants for general corporate purposes. The receipt of these funds will not satisfy all of our liquidity needs. See “Risk Factors.”

      We were founded in 1982. On April 28, 2000, Terremark Holdings, Inc. completed a reverse merger with AmTec, Inc., a public company. Contemporaneous with the reverse merger we changed our corporate name to Terremark Worldwide, Inc. and adopted “TWW” as our trading symbol on the American Stock Exchange. Historical information of the surviving company is that of Terremark Holdings, Inc.

      Our principal executive office is located at 2601 S. Bayshore Drive, Miami, Florida 33133. Our telephone number is (305) 856-3200.

The Offering

      The shares being registered consist of 17,648,824 shares of our common stock issued to TD under the terms of the put and warrant purchase agreement, dated April 10, 2002, between us and TD. We are also registering 3,529,765 shares of our common stock which may be issued upon exercise of warrants that we have issued to TD.

RISK FACTORS

      These securities are speculative in nature, involve a high degree of risk, and should not be purchased by anyone who cannot afford the loss of his or her entire investment. Prior to making an investment decision with respect to these securities, you should carefully consider, along with the other matters discussed in this prospectus, the risk factors set forth below. If any of the following risks actually occur, our business, financial condition, results of operations and prospects may be seriously harmed and the trading price of our common stock may decline. If any of these things happen, you may lose all or part of your investment.

      Our independent auditors have issued a report dated July 12, 2002 stating that our recurring losses from operations and net liquidity deficit raise substantial doubt as to our ability to continue as a going concern. Our consolidated financial statements as of fiscal year-end March 31, 2002 have been prepared on the assumption that we will continue as a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. Investors in our securities should review carefully our financial statements and the report of our independent accountants thereon.

      Our ability to continue as a going concern is dependent on several factors, including our ability to raise additional debt and capital. During the fiscal year ending March 31, 2003, $93.1 million of our liabilities, including notes, construction and other trade payables will come due. We had a net working capital deficit of approximately $89.0 million and stockholders deficit of approximately $49.3 million at March 31, 2002 and incurred a net loss of approximately $57.4 million for the twelve-months then ended. This loss is the result of:

•	non-cash items, including impairment charges of long-lived assets of approximately $19.0 million, and depreciation and amortization expense of approximately $7.3 million;

•	interest expense of approximately $9.7 million;

•	approximately $14.6 million of expenses generated from the start-up and operations of the NAP of the Americas; and

•	not generating sufficient revenue during the year to support the increase in infrastructure.

      During the year ended March 31, 2002, we met our liquidity needs primarily through obtaining additional debt financing and the issuance of equity interests. Some of our debt financing was either provided by or guaranteed by a principal executive officer. We also successfully shut down or disposed of our remaining non-core operations and implemented a series of expense reductions. We expect that we will need an infusion of cash to fund our business operations during the next fiscal year. Our current liquidity needs are primarily related to repayment of our construction payables, other payables and debt and to support operations. We have developed a plan to continue operating through the year ended March 31, 2003, which assumes the sale of shares pursuant to the put and warrant agreement and receipt of payment for the shares. Actual additional funding requirements are dependent upon our ability to meet expectations and will be significantly impacted if some or all of the following assumptions underlying the expectations are not met:

•	signing of additional customer contracts at NAP of the Americas;

•	restructuring of $23.7 million of construction payables into long-term payables or equity or a combination thereof;

•	no funding under any of our guarantees; and

•	restructuring of our $48 million credit facility.

      We have identified additional potential customers and are actively marketing to them available services in the NAP of the Americas. Our plan is predicated on obtaining additional customer contracts by March 31, 2003, which on an annual basis will generate revenues of approximately $20 million. We have also been pursuing and continue to seek sources of additional debt and equity financing. We are actively engaged in discussions with certain vendors to restructure the terms of our construction payable obligations. Our failure to obtain adequate terms from creditors and additional debt or equity financing and meet this plan will result in liquidity problems and require us to curtail, in whole or in part, current operations. There can be no assurances that our plan will be adequately implemented in the time frame contemplated, even if such funds are obtained. Further, any additional equity financing, if obtained, will be dilutive to existing stockholders. As a result of these matters, substantial doubt exists about our ability to continue as a going concern.

      The deployment of our TerreNAP(SM) Data Center strategy will require us to expend substantial resources for leases, improvements of facilities, purchase of complementary businesses, assets and equipment, implementation of multiple telecommunications connections and hiring of network, administrative, customer support and sales and marketing personnel. In general, we expect that it may take us a significant period of time to select the appropriate location for a new TerreNAP(SM) Data Center, construct the necessary facilities, install equipment and telecommunications infrastructure and hire operations and sales personnel. The failure to generate sufficient cash flows or to raise sufficient funds may require us to delay or abandon some or all of our development and expansion plans or otherwise forego market opportunities, making it difficult for us to generate additional revenue and to respond to competitive pressures.

      Expenditures commence well before a TerreNAP(SM) Data Center opens, and it may take an extended period for us to approach break-even capacity utilization. As a result, we expect that individual TerreNAP(SM) Data Centers will experience losses for more than one year from the time they are opened. If we do not attract customers to new TerreNAP(SM) Data Centers in a timely manner, or at all, our business would be materially adversely affected. Growth in the number of our TerreNAP(SM) Data Centers is likely to increase the amount and duration of losses.

      To date, we have funded our operations through private debt and equity offerings. However, because we have not yet achieved positive cash flow from our operations, we will continue to require capital support until we are cash flow positive.

      The nature of our operations changed subsequent to our April 28, 2000 merger with AmTec, Inc. Our operations continue to evolve as we develop our Internet infrastructure and managed services business. We began offering Internet infrastructure and managed services in 2001. Due to our short operating history, our business model is still evolving. Consequently, we believe that period-to-period comparisons of our results of operation may not be necessarily meaningful and should not be relied upon as indicators of future performance. We have experienced revenue growth in the recent period, but this growth may not be indicative of our future operating results. Many of the factors that could cause our operating results to fluctuate significantly in the future are beyond our control. We believe that we will continue to experience net losses on a quarterly and annual basis for the foreseeable future. We may also use significant amounts of cash and/or equity to acquire complementary businesses, products, services or technologies.

      The market for Internet infrastructure services has only recently begun to develop, is evolving rapidly and likely will be characterized by an increasing number of market entrants. There is significant uncertainty regarding whether this market ultimately will prove to be viable or, if it becomes viable, that it will grow. Our future growth, if any, will be dependent on the willingness of carriers to peer and colocate within our facilities, enterprises to outsource the system and network management of their mission-critical Internet operations and our ability to market our services in a cost-effective manner to a sufficiently large number of those potential customers. There can be no assurance that the market for our services will develop, that our services will be adopted or that businesses, organizations or consumers will use the Internet for commerce and communication. If this market fails to develop, or develops more slowly than expected, or if the our services do not achieve market acceptance, our business, results of operations and financial condition would be materially and adversely affected.

      We intend to allocate our financial resources to activities that are consistent with our strategy of developing and operating TerreNAP(SM) Data Centers, including the NAP of the Americas. We have therefore implemented a policy of reducing expenditures in areas that are not consistent with that objective. However, the development of the NAP of the Americas and other TerreNAP(SM) Data Centers will require substantial capital resources. We are exploring various alternatives, including the raising of debt and equity both in private and public markets and obtaining financing from our vendors. In the event that we are unsuccessful in obtaining sufficient financial resources to permit us to fully implement our proposed plans, we will consider various alternatives, including possible joint ventures and reducing the scale or deferring implementation of proposed projects. However, there is no assurance that we will have the funds necessary to discharge our obligations associated with operating the NAP of the Americas or developing and operating other TerreNAP(SM) Data Centers.

      The expansion of our operations through the opening of additional TerreNAP(SM) Data Centers in emerging markets is part of our strategy. To expand successfully, we must be able to assess markets, locate and secure new TerreNAP(SM) Data Center sites, install hardware, software and other equipment in and develop TerreNAP(SM) Data Center facilities, and attract carriers, Internet service providers and other customers to the new locations. To manage this expansion effectively, we must continue to improve our operational and financial systems and expand, train and manage our employee base and build a menu of managed services. We anticipate continuing to make significant investments in the NAP of the Americas and new TerreNAP(SM) Data Centers and network infrastructure, product development, sales and marketing programs and personnel. Our inability to establish additional TerreNAP(SM) Data Centers or effectively manage our expansion would have a material adverse effect upon our business. Furthermore, if we were to become unable to continue leveraging third-party products in our services offerings, our product development costs could increase significantly. Finally, several of our customers are emerging growth companies that may have negative cash flows, and there is the possibility that we will not be able to collect receivables on a timely basis.

      We expect to continue to make additional significant investments in sales and marketing and the development of new services as part of our expansion strategy. We will incur further expenses from sales personnel hired to test market our services in markets where there is no TerreNAP(SM) Data Center. In addition, we typically experience a lengthy sales cycle for our services, particularly given the importance to customers of securing Internet connectivity for mission-critical operations and the need to educate certain customers regarding TerreNAP(SM) Data Center, and benefits of colocation and Internet connectivity services. The rate of growth in our customer base and the length of the sales cycle for our services may cause significant adverse results to our business, and our financial condition would be materially and adversely affected. Due to the typically lengthy sales cycle for our services, our expenses may occur prior to customer commitments for our services. There can be no assurance that the increase in our sales and marketing efforts will result in increased sales of our services.

      Our success is substantially dependent on the continued growth of our customer base and the retention of our customers. Our ability to attract new customers will depend on a variety of factors, including the willingness of carriers to peer at our facilities, the willingness of businesses to outsource their mission-critical Internet operations, the reliability and cost-effectiveness of our services and our ability to effectively market such services. We intend to develop alternative distribution and lead generation relationships with potential channel partners. Any failure by us to develop these relationships could materially and adversely impact our ability to generate increased revenues, which would have a material adverse effect on our business, results of operations and financial condition.

      We depend on a limited number of third party suppliers for key components of our infrastructure, and the loss of one or more suppliers may slow our growth or cause us to lose customers. For example, the flywheel electrical generators that we use for power backup at the NAP of the Americas and the routers used as part of our peering infrastructure, that, are available only from sole or limited sources in the quantities and quality demanded by us. We purchase these components and technology assistance pursuant to short term agreements with our infrastructure contractors. We do not carry inventories of components and we have no guaranteed supply or service arrangements with any of these vendors. Any failure to obtain required products or services on a timely basis, at an acceptable cost would impede the growth of our business, causing our financial condition to be materially and adversely affected. In addition, any failure of our suppliers to provide products or components that comply with evolving Internet standards, would materially and adversely affect our business, results of operations and financial condition.

      We conduct business internationally. Accordingly, our future operating results could be materially adversely affected by a variety of factors, some of which are beyond our control, including currency exchange fluctuation, longer accounts receivable payment cycles and difficulty in collections, and in managing operations, taxes, restrictions on repatriation of earnings, regulatory, political or economic conditions in a specific country or region, trade protection measures and other regulatory requirements.

      The market for Internet infrastructure services is extremely competitive and subject to rapid technological change. Many companies have announced that they will begin to provide or plan to expand their service offerings to compete with our services. We expect to encounter increased competition in the future due to increased consolidation and the development of strategic alliances in the industry. In addition, we will compete with foreign service providers as we expand internationally and as these service providers increasingly compete in the United States market. The principal competitive factors in our market include:

•	ability to deliver services when requested by the customer;

•	Internet system engineering and other professional services expertise;

•	customer service;

•	network capability, reliability, quality of service and scalability;

•	variety of managed services offered;

•	access to network resources, including circuits, equipment and interconnection capacity to other networks;

•	broad geographic presence;

•	price;

•	ability to maintain and expand distribution channels;

•	brand name recognition;

•	timing of introductions of new services;

•	physical and network security;

•	financial resources; and

•	customer base.

      Our current and potential competitors include: providers of data center services; global, regional and local telecommunications companies and Regional Bell Operating Companies; and information technology outsourcing firms. Some of our competitors, particularly the global telecommunications companies that have begun, or intend to begin, providing data center services, have substantially greater resources, more customers, longer operating histories, greater name recognition, and may have more established relationships in the industry than we do. As a result, these competitors may be able to develop and expand their Internet infrastructure services faster, devote greater resources to the marketing and sale of their products and adopt more aggressive pricing policies than we can. In addition, these competitors have entered and will likely continue to enter into business relationships to provide additional services that compete with the services we provide.

      We believe our market is likely to consolidate in the near future, which could result in increased price and other competition. Some of our competitors may be able to provide customers with additional benefits relating to the customer’s Internet system and network management solutions, including reduced local and long distance communications costs, which could reduce the overall costs of their services relative to ours. We may not be able to offset the effects of any price reductions.

      As we expand our operations in markets outside the United States, we will also encounter new competitors and competitive environments. Our foreign competitors may enjoy a government-sponsored monopoly on telecommunications services essential to our business, and will generally have a better understanding of their local industry and longer working relationships with local infrastructure providers.

      We believe that we have certain competitive advantages but there are few barriers to entry. We are recognized by industry members as one of five owners/ operators of Tier-1 NAP in the US. None of the other four Tier-1 NAPs offer Class A1+ space immediately adjacent to the peering point as well as managed services. In addition, we are the only carrier-neutral NAP. Nevertheless, there are few substantial barriers to entry to the colocation and managed services market, and we expect to face additional competition from existing competitors and new market entrants in the future.

      We are dependent on key personnel. We are highly dependent on the services of Manuel D. Medina, our Chairman. The loss of Mr. Medina could materially harm our business. Our potential growth and expansion and the merger and integration of separate businesses, are expected to place increased demands on our management skills and resources. We cannot assure you that we will be able to retain and attract skilled and experienced management. The failure to attract and retain personnel could materially harm our business and impair the price of our stock.

      If our shares are delisted from the American Stock Exchange, we may apply to have our shares quoted on Nasdaq’s Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the American Stock Exchange on which the shares are currently traded. In addition, if our shares are no longer listed on the American Stock Exchange or another national securities exchange in the United States, our shares may be subject to the “penny stock” regulations. If our shares are delisted from the American Stock Exchange, our stockholders could find it difficult to sell our stock and the price of our stock could be adversely affected.

      You should not expect to receive dividends on our common stock. We have not paid dividends on our common stock to date and have no plans for paying dividends on the common stock in the foreseeable future. We have certain obligations to pay dividends in kind, which may be paid, at our option, in common stock to holders of the Series G and Series H preferred shares. Except for those dividends on the shares of issued and outstanding preferred stock, and cash or in-kind dividends that we may pay on other preferred stock that may be issued in the future that require dividends, we intend to retain any earnings to pay for the expansion of our business. In addition, covenants in our financing agreements prohibit the payment of dividends.

      We could pay additional taxes because our operations are subject to various foreign taxes. We structure our operations based on assumptions about various tax laws, U.S. and international tax treaty developments, international currency exchange and capital repatriation laws and other relevant laws of a variety of non-U.S. jurisdictions. Taxing or other authorities might not reach the same conclusions we reach. We could suffer adverse tax and other financial consequences if our assumptions about these matters are incorrect or the relevant laws are changed or modified.

      Distributions and other payments from our subsidiaries and affiliates may be subject to foreign taxes, reducing our earnings. Distributions of earnings and other payments, including interest, we receive from our subsidiaries and affiliates may be subject to withholding taxes imposed by the jurisdictions in which these entities are formed or operating. These taxes would reduce the amount of after-tax cash we would receive from these entities.

      Our customer service could suffer if we are unable to obtain satisfactory services from local communications providers, which could adversely affect our ability to compete. We depend on local carriers to provide various communications services to us and to our customers. We have from time to time had delays in receiving these communications services. We may not be able to obtain these services on the scale and within the time required by us at an affordable cost, or at all. If adequate services are not provided, customer service could suffer as could our competitive position and financial results. Further these service providers could become competitors in the future.

      Recent terrorist activity in the United States and the military action to counter terrorism could adversely impact our business. The September 11, 2001 terrorist attacks in the United States, the ensuing declaration of war on terrorism and the continued threat of terrorist activity and other acts of war or hostility appear to be having an adverse effect on business, financial and general economic conditions in the U.S. These effects may, in turn, result in increased costs due to the need to provide enhanced security, which would have a material adverse effect on our business and results of operations. These circumstances may also adversely affect our ability to attract and retain customers, our ability to raise capital and the operation and maintenance of our NAP facilities.

      Our business could be harmed by prolonged electrical power outages or shortages, or increased costs of energy. Our NAP facilities are susceptible to regional costs of power, electrical power shortages and planned or unplanned power outages caused by these shortages. A power shortage may result in an increase of the cost of energy, which we may not be able to pass on to our customers. We attempt to limit exposure to system downtime by using backup generators and power supplies. Power outages, which last beyond our backup and alternative power arrangements, could harm our customers and our business.

PUT AND WARRANT PURCHASE AGREEMENT

      In order to provide a possible source of funding for our current activities, on April 10, 2002, we entered into an put and warrant purchase agreement with TD.

      Under the agreement, we had an option to put to TD up to $10.2 million in aggregate value of our shares of common stock, at a per share value equivalent to 86.7% of the lower of the closing price of the stock as quoted by the American Stock Exchange on the day the option was exercised or the average of the highest and lowest traded price of the stock on the American Stock Exchange plus 1.0%. The closing price of our common stock on July 19, 2002, the day that we exercised the option, was $0.70. However, because the average plus 1.0% was $0.67, the price per share at which we exercised the put was $0.58, which was calculated by multiplying $0.67 by 86.7%. The number of shares that we actually put to TD was 17,648,824.

      In connection with the agreement, we issued TD three call warrants that grant TD the right to purchase additional shares in an aggregate amount equal to 20% of the shares sold to TD under the put option. Each call warrant will expire on January 18, 2003. The warrants may be exercised in any order. The strike prices at which the call warrants are exercisable and the number of shares for which they are exercisable are as follows:

•	$0.67 which is equal to the price at which the shares were put to TD on the option exercise date for 1,176,589 shares;

•	$0.77 which is a 15% premium above the price at which the shares were put to TD on the option exercise date for 1,176,588 shares; and

•	$0.57 which is a 15% discount from the price at which the shares were put to TD on the option exercise date for 1,176,588 shares.

      We will receive the purchase price of these call warrants.

      We are registering 17,648,824 shares of our common stock issued to TD under the put option and 3,529,765 shares underlying the call warrants that have been granted to TD. All 21,178,589 shares are covered by this prospectus and may be offered for sale from time to time during the period the registration statement remains effective, by or for the account of TD.

      We have agreed to use commercially reasonable efforts to cause the registration statement of which this prospectus is a part to be effective no later than October 18, 2002 and to remain effective for at least 120 days. We have also agreed to prepare and file amendments and supplements to the registration statement as may be necessary to comply with applicable securities laws for 120 days. We have agreed to bear the expenses of registering the shares, including TD’s legal fees of $20,000, but not the expenses associated with selling the shares, such as broker discounts and commissions. If despite our commercially reasonable efforts, we are unable to effect the registration of the shares before October 18, 2002, we have the right to arrange for the delivery of other registered shares to TD. If we do not deliver those shares, TD may, in its sole discretion, extend the period for registration, accept and pay for the shares even though they will be unregistered under the Securities Act or terminate this transaction by returning the shares. If we are unable to effect the registration prior to October 18, 2002 and we cannot establish that the failure to cause the registration statement to be effective was due to circumstances outside of our control, TD may, in addition to the rights listed above, sell all or a portion of the shares to a purchaser unaffiliated with TD, in which case the purchase price paid by TD will be reduced by the value of unsold shares and any loss suffered by TD. If the registration statement is not effective prior to October 18, 2002, it will be as if we never exercised the put and we will owe TD a non-exercise fee of $500,000.

USE OF PROCEEDS

      Upon the effectiveness of the registration statement of which this prospectus is a part, we will receive $10.2 million from TD in connection with the put and warrant agreement. We will not receive any proceeds from the sale by the selling stockholder of any of the shares offered hereby. We will pay all of the costs of this offering, which are expected to be approximately $78,000.

SELLING STOCKHOLDER

      The following table sets forth information with respect to the selling stockholder as of July 22, 2002 including shares of our common stock and those issuable upon the exercise of the warrants held by the selling stockholder. The selling stockholder does not have and within the past three years has not had any position, office or other material relationship with us or any of our predecessors or affiliates. Because the selling stockholder may offer all or some portion of the shares pursuant to this prospectus, we cannot give an estimate as to the number of shares that the selling stockholder will hold upon termination of any of these sales. In addition, the selling stockholder identified below may have sold, transferred or otherwise disposed of all or a portion of their shares since the date on which it provided the information to us regarding its shares, in transactions exempt from the registration requirements of the Securities Act.

      We have filed with the SEC a registration statement, of which this prospectus forms a part, with respect to the resale of the shares of our common stock from time to time under Rule 415 under the Securities Act. We have agreed to use commercially reasonable efforts to cause the registration statement to be effective no later than October 18, 2002 and to remain effective for at least 120 days. We have also agreed to list the shares on the American Stock Exchange.

			Number of Shares	Percentage of Shares
	Number of Shares	Number of Shares	Beneficially Owned	Beneficially Owned
Selling Stockholder	Beneficially Owned(1)	Offered	After Offering(1)(2)	After Offering(1)(2)

TD Global Finance	21,178,589	21,178,589	0	0%

(1)	Except as otherwise noted, we determine beneficial ownership in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities and Exchange Act of 1934, as amended. We treat shares of common stock issuable pursuant to options, warrants and convertible securities, to the extent these securities are currently exercisable or convertible within 60 days of July 22, 2002, as outstanding for computing the percentage of the person holding such securities. Unless otherwise noted, each identified person or group possesses sole voting and investment power with respect to shares, subject to community property laws where applicable. We treat shares not outstanding but deemed beneficially owned by virtue of the right of a person or group to acquire them within 60 days as outstanding only to determine the number and percent owned by such person or group.

(2)	Assuming that all shares offered here are sold but no other securities held by the selling securityholder are sold.

PLAN OF DISTRIBUTION

      We are registering the shares on behalf of the selling stockholder which includes transferees among such selling stockholder, donees and pledgees receiving shares from them after the date of this prospectus. The selling stockholder has advised us that it may sell its shares offered here to purchasers directly. Alternatively, the selling stockholder may offer the shares to or through underwriters, brokers/dealers or agents; however, the selling stockholder has informed us that it does not have any agreement or understanding, directly or indirectly, with any person to distribute the shares. The selling stockholder and any underwriters, brokers/dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act. Any profit realized by them on the sale of such shares and any discounts, commissions, concessions or other compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. The selling stockholder does not expect these discounts and commissions to exceed what is customary in the types of transactions involved.

      The selling stockholder has advised us that it may sell the shares in one or more transactions:

•	at fixed prices;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; and/or

•	at varying prices determined at the time of sale or at negotiated prices.

      The sale of shares may be effected in transactions (which may involve crosses or block transactions):

•	on any national securities exchange or quotation service on which the shares may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or in the over-the-counter market; or

•	through the writing of options.

      Because the selling stockholder may be deemed to be an “underwriter” within the meaning of Section 2(11) of the Securities Act, the selling stockholder may be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholder that the anti-manipulative provisions of Regulation M promulgated under the Securities Act may apply to its sales in the market.

      Upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, which supplement will disclose:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of shares involved;

•	the price at which such shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable;

•	that such broker-dealer(s) did not conduct any investigations to verify the information set out or incorporated by reference in this prospectus; and

•	such other facts as may be material to the transaction.

      Pursuant to our agreement with the selling stockholder, we will pay all expenses of the registration of the shares, including, without limitation, commission filing fees and expenses of compliance with state securities or “blue sky” laws; provided, however, that the selling stockholder will pay all underwriting discounts and selling commissions, if any.

      Under the put and warrant purchase agreement we have agreed to indemnify TD, its directors, officers and controlling persons against certain liabilities that could arise in connection with the resale of the shares, including liabilities under the Securities Act or to make contribution to them with respect to payments which TD may be required to make. TD has agreed to indemnify us for liabilities arising under the Securities Act with respect to written information furnished to us by it for use in connection with the resale of the shares or to make contribution to us in connection with these liabilities.

LEGAL MATTERS

      Greenberg Traurig, P.A., Miami, Florida, have passed upon the validity of the issuance of the shares being offered by this prospectus.

EXPERTS

      The financial statements incorporated in this registration statement on Form S-3 by reference to the Annual Report on Form 10-K of Terremark Worldwide, Inc. for the year ended March 31, 2002 have been so incorporated in reliance on the report (which contains an explanatory paragraph relating to our ability to continue as a going concern as described in Note 2 to the financial statements) of PricewaterhouseCoopers LLP, independent certified public accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN OBTAIN ADDITIONAL INFORMATION

      We file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy the materials we file with the Commission at the Commission’s public reference room at 450 Fifth Street, N.W. Washington D.C. 20549 and at the Commission’s regional offices in Chicago, Illinois and New York, New York. Please call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. The Commission also maintains an Internet site that contains reports, proxy and information statements and other information regarding issuers that file with the Commission, including us. The site’s address is http://www.sec.gov. You can request copies of those documents, upon payment of a duplicating fee, by writing to the Commission.

INCORPORATION BY REFERENCE

      The Commission allows us to “incorporate by reference” in this prospectus other information we file with them, which means that we can disclose important information to you by referring you to those documents. This prospectus incorporates important business and financial information about us that is not included in or delivered with this prospectus. The information that we file later with the SEC will automatically update and supersede the information included in and incorporated by reference in this prospectus. We incorporate by reference the documents listed below which have been filed with the Commission and any future filings made with the Commission under Sections 13(a), 13(c), 14, or 15(d)

of the Securities Exchange Act of 1934 (the “Exchange Act”), until we sell all the securities offered by this prospectus:

      1.     our Annual Report on Form 10-K filed July 15, 2002.

      We have filed each of these documents with the Commission and they are available from the Commission’s Internet site and public reference rooms described under “Where you can obtain additional available information about us” above. You may also request a copy of these filings, at no cost, by writing or calling us at the following address:

José E. González

General Counsel
Terremark Worldwide, Inc.
2601 S. Bayshore Drive
Coconut Grove, Florida 33133

      Telephone requests may be directed to José E. González at (305) 856-3200.

21,178,589 Shares

TERREMARK WORLDWIDE, INC.

COMMON STOCK

PROSPECTUS

                    , 2002

      No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, any information and representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to its date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.     Other Expenses of Issuance and Distribution

      We estimate that expenses in connection with the distribution described in this registration statement will be as follows. All expenses incurred with respect to the distribution will be paid by us, and such amounts, with the exception of the Securities and Exchange Commission registration fees, are estimates.

SEC registration fee	$1,370.41
American Stock Exchange listing fee	$22,500.00
Accounting fees and expenses	$15,000.00
Legal fees and expenses	$30,000.00
Printing and engraving expenses	$7,500.00
Miscellaneous	$1,629.59

Total	$78,000.00

Item 15.     Indemnification of Directors and Officers

      Pursuant to Section 102(b)(7) of the General Corporation Law of the State of Delaware, our certificate of incorporation eliminates the liability of our directors to us or our stockholders, except for liabilities related to breach of duty of loyalty, actions not in good faith, and certain other liabilities.

      Our certificate of incorporation, and bylaws provide for the indemnification of directors and officers to the fullest extent permitted by the General Corporate Law.

      Section 145 of the General Corporate Law authorizes indemnification when a person is made a party to any proceeding by reason of the fact that such person is or was a director, officer, employee or agent of the corporation or was serving as a director, officer, employee or agent of another enterprise, at the request of the corporation, and if such person acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the corporation. With respect to any criminal proceeding, such person must have had no reasonable cause to believe that his or her conduct was unlawful. If it is determined that the conduct of such person meets these standards, he or she may be indemnified for expenses incurred and amounts paid in such proceeding if actually and reasonably incurred by him or her in connection therewith.

      If such a proceeding is brought by or on behalf of the corporation (i.e., a derivative suit), such person may be indemnified against expenses actually and reasonably incurred if he or she acted in good faith and in a manner reasonably believed by him or her to be in, or not opposed to, the best interests of the corporation. There can be no indemnification with respect to any matter as to which such person is adjudged to he liable to the corporation; however, a court may, even in such case, allow such indemnification to such person for such expenses as the court deems proper. Where such person is successful in any such proceeding, he or she is entitled to be indemnified against expenses actually and reasonably incurred by him or her. In all other cases, indemnification is made by the corporation upon determination by it that indemnification of such person is proper because such person has met the applicable standard of conduct.

      Our board of directors has approved, and we are in the process of entering into, indemnification agreements with all of our directors and senior officers. These indemnification agreements provide, in pertinent part, that we shall indemnify an indemnitee who is or was a party or is threatened, pending or completed action or proceeding whether civil, criminal, administrative or investigative by reason of the fact that the indemnitee is or was our director or senior officer. We shall advance all expenses, judgments, fines, penalties and amounts paid in settlement (including taxes imposed on indemnitee on account of receipt of such payouts) incurred by the indemnitee in connection with the investigation, defense, settlement or appeal of any civil or criminal action or proceeding as described above. The indemnitee shall repay such amounts advanced only if it shall be ultimately determined that he or she is not entitled to be indemnified by us. The advances paid to the indemnitee by us shall be delivered within 20 days following a written request by the indemnitee. Any award of indemnification to an indemnitee, if not covered by insurance, would come directly from our assets, thereby affecting a stockholder’s investment.

      We have obtained directors’ and officers’ liability insurance with an aggregate liability for the policy year, inclusive of costs of defense, in the amount of $25,000,000.

Item 16.     Exhibits

      The following exhibits, which are furnished with this registration statement or incorporated by reference, are filed as part of this registration statement:

3.1	Restated Certificate of Incorporation of the Registrant(1)
3.2	Restated Bylaws of the Registrant(1)
5.1	Opinion of Greenberg Traurig, P.A.
10.1	Put and Warrant Purchase Agreement, between Terremark Worldwide, Inc. and TD Global Finance, dated April 10, 2002
23.1	Consent of Independent Certified Public Accountants
24.1	Power of Attorney (contained in Exhibit 5.1)

(1)	Previously filed as an exhibit to Registrant’s Registration Statement on Form S-3 filed May 15, 2000.

Item 17.     Undertakings

      (a) Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Securities Act”) may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

      (b) The undersigned registrant hereby undertakes that for purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      (c) The undersigned registrant hereby undertakes:

(1) To file, during any period in which offers or sales are being made of the securities registered hereby, a post-effective amendment to this Registration Statement.

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act;

(ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement;

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement; provided, however, that (i) and (ii) do not apply if the Registration Statement is on Form S-3, and the information required to be included in a post-effective amendment is contained in periodic reports filed by the registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in the Registration Statement.

(2) That, for the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this amendment to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the city of Miami, state of Florida, on July 23, 2002.

TERREMARK WORLDWIDE, INC.

BY:	/s/ MANUEL D. MEDINA

Manuel D. Medina
Chairman of the Board
Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

      Each person whose signature appears below hereby appoints Manuel D. Medina his true and lawful attorney-in-fact with the authority to execute in the name of each such person, and to file with the Securities and Exchange Commission, together with any exhibits thereto and other documents therewith, any and all amendments (including without limitation post-effective amendments) to this registration statement necessary or advisable to enable the registrant to comply with the Securities Act of 1933, as amended, and any rules, regulations and requirements of the Securities and Exchange Commission in respect thereof, which amendments may make such other changes in the registration statement as the aforesaid attorney-in-fact executing the same deems appropriate.

      Pursuant to the requirements of the Securities Act of 1933, this amendment to registration statement has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

/s/ MANUEL D. MEDINA Manuel D. Medina	Chairman of the Board, Chief Executive Officer (Principal Executive)	July 23, 2002
/s/ GUILLERMO AMORE Guillermo Amore	Director	July 23, 2002

/s/ TIMOTHY ELWES Timothy Elwes	Director	July 23, 2002

/s/ JOSE MARIA FIGUERES-OLSEN Jose Maria Figueres-Olsen	Director	July 23, 2002

/s/ MARVIN S. ROSEN Marvin S. Rosen	Director	July 23, 2002

/s/ MIGUEL ROSENFELD Miguel Rosenfeld	Director	July 23, 2002

/s/ JOEL A. SCHLEICHER Joel A. Schleicher	Director	July 23, 2002

/s/ KENNETH I. STARR Kenneth I. Starr	Director	July 23, 2002

/s/ JOSEPH R. WRIGHT, JR. Joseph R. Wright, Jr.	Director	July 23, 2002

/s/ JOSÉ SEGRERA José Segrera	Chief Financial Officer (Principal Accounting Officer)	July 23, 2002

EXHIBIT INDEX

Exhibits

3.1	Restated Certificate of Incorporation of the Registrant(1)
3.2	Restated Bylaws of the Registrant(1)
5.1	Opinion of Greenberg Traurig, P.A.
10.1	Put and Warrant Purchase Agreement, between Terremark Worldwide, Inc. and TD Global Finance, dated April 10, 2002
23.1	Consent of Independent Certified Public Accountants
24.1	Power of Attorney (contained in Exhibit 5.1)

(1)	Previously filed as an exhibit to Registrant’s Registration Statement on Form S-3 filed May 15, 2000.